SECURITIES AND EXCHANGE COMMISSION
			       WASHINGTON D.C. 20549

				    FORM 12b-25

			    NOTIFICATION OF LATE FILING

			 Commission File Number  000-22785

(Check One):

[   ] Form 10-K and Form 10-KSB   [   ] Form 11-K
[   ] Form 20-F  [X] Form 10-Q and Form 10-QSB   [   ] Form N-SAR

For Period Ended:          June 30, 2000

[   ] Transition Report on Form 10-K and Form 10-KSB

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q and Form 10-QSB

[   ] Transition Report on Form N-SAR

For the Transition Period Ended:
_____________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

					PART I
				REGISTRANT INFORMATION

Full Name of Registrant:   American Career Centers, Inc.

Former Name if Applicable:
_____________________________________________________________________________

Address of Principal Executive Office (Street and Number):
2490 South 300 West
South Salt Lake City, Utah  84115
City, state and zip code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense.

[X]	(b)	The subject annual report, semi-annual report, transition
report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]	(c)	The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

	State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

The Registrant is unable to file its quarterly Form 10-QSB within the prescribed time because it has recently made a change of legal counsel with respect to its securities matters, and such counsel requires further due diligence to complete appropriate SEC disclosure. The Registrant and its legal counsel need more time to complete this process. If the Registrant were not to receive an extension of time to file this quarterly report it would cause it to be subjected to unreasonable effort and expense. A copy of a letter from our legal counsel is attached to this Form pursuant to
Section 12b-25(c).


PART IV
OTHER INFORMATION

     (1)	Name and telephone number of person to contact in regard
to this notification:

Kenneth S. August, Esq. 		(949) 553-5000

(Name)                            	(Area Code) (Telephone Number)

     (2)	Have all other periodic reports required under section
     13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [  ] No

     (3)	Is it anticipated that any significant change in results of
     operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes   [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

			American Career Centers, Inc.
___________________________________________________________________________
		[Name of Registrant as Specified in Charter]

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  7/13/00	By:	/s/
			Thomas D. Keene
			Principal Financial and Accounting Officer


	Instruction. The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

ATTENTION

	Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

	1.	This form is required by Rule 12b-25 of the General Rules
and Regulations under the Securities Exchange Act of 1934.

	2.	One signed original and four conformed copies of this form
and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

	3.	A manually signed copy of the form and amendments thereto
shall be filed with each national securities exchange on which any class of securities of the Registrant is registered.

	4.	Amendments to the notifications must also be filed on Form
12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

	5.	Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.



FELDHAKE, AUGUST & ROQUEMORE LLP
	ATTORNEYS AT LAW

	NEWPORT BEACH OFFICE
NEWPORT GATEWAY - TOWER 2
19900 MACARTHUR BLVD., SUITE 850
NEWPORT BEACH, CALIFORNIA  92612
TELEPHONE (949)  553-5000
FACSIMILE (949)  553-5098

		SAN  DIEGO OFFICE
KOLL CENTER, SUITE 750
501 WEST BROADWAY
SAN DIEGO, CALIFORNIA  92101
TELEPHONE (619)  696-6788
FACSIMILE  (619)  696-8685

RESPOND TO NEWPORT BEACH OFFICE

August 11, 2000

By Telecopier and Certified Mail

Mr. Thomas D. Keene
Principal Financial and Accounting Officer,
American Career Centers, Inc.
2490 South 300 West
South Salt Lake City, Utah  84115

Re:	American Career Centers, Inc. - Filing of Quarterly Report on
Form 10-QSB

Dear Mr. Keene:

	As you are aware, we have recently been engaged by American Career Centers, Inc. (the "Company") to assist you in the preparation of certain filings with the Securities and Exchange Commission, including the above referenced Form 10-QSB for the period ended June 30, 2000. We have examined a substantial amount of documentation in connection with our review, including speaking at length with management and representatives of the Company, and reviewing audit information prepared by your independent auditors.

As we are still in the process of familiarizing ourselves with the Company's history and developments, we recommend that you do not file your quarterly report on Form 10-QSB until further review by us is completed and all parties agree that such filing will be proper and correct in all respects. We have discussed with you the advisability of filing a Notification of Late Filing on Form 12b-25, and you may attach this letter thereto pursuant to Rule 12b-25(c). This Notification should be filed because we believe it would subject the Company and its professional advisors to unreasonable effort and expense not to request the extension for time to file. We remind you that with this extension, the Form 10-QSB will still need to be filed not later than five (5) calendar days from the date such Form was originally due, or August 19, 2000.

							Very truly yours,

                                                        /s/
							Kenneth S. August